Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 18, 2018
Relating to Preliminary Prospectus dated October 18, 2018
Registration No. 333-227479

Issuer Free Writing Prospectus dated October 18, 2018
This free writing prospectus relates only to the initial public offering of common stock of SolarWinds Corporation and should be read together with the preliminary prospectus dated October 18, 2018 (the “Preliminary Prospectus”), and Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-227479) filed on October 18, 2018. The following information supplements and/or updates the information contained in the Preliminary Prospectus and primarily relates to the pricing of our initial public offering. You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities below. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1739942/000162828018012610/solarwindss-1a2.htm.

Common stock offered by us	25,000,000 shares (increased from 20,000,000 shares)

Common stock offered by the selling stockholders
No shares (reduced from 5,000,000 shares). Upon the completion of this offering, our Sponsors will own approximately 88.8% of our common stock (or 87.8% of our common stock if the underwriters’ option to purchase additional shares is exercised in full).

Common stock to be outstanding after this offering	309,942,149 shares (313,692,149 shares if the underwriters’ exercise their option to purchase additional shares)

Underwriters’ option to purchase additional shares from us	3,750,000 shares

Initial public offering price per share	$15.00

Net proceeds to us
We estimate that our net proceeds from this offering will be approximately $353.0 million (or approximately $406.6 million if the underwriters' option to purchase additional shares is exercised in full), at the initial public offering price of $15.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

•	on an actual basis;

•	on a pro forma basis, giving effect to the Class A Conversion and the Accrued Yield Conversion, in each case as if such event had occurred on June 30, 2018 based on a conversion price of $19.00; and

•
on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and the sale and issuance by us of 25,000,000 shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of our net proceeds from this offering as set forth under “Use of Proceeds.”

You should read the information in this table together with our consolidated financial statements and related notes and “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted

	(In thousands, except share and per share data)
Cash and cash equivalents	$278,078	$278,078	$316,066
Long-term debt, net of current portion:	$2,218,684	$2,218,684	$1,903,684
Redeemable convertible Class A common stock, $0.001 par value per share—5,755,000 shares authorized, 2,661,030 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	3,288,900	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 per value per share— no shares authorized and no shares issued and outstanding, actual; 50,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share— 233,000,000 shares authorized and 107,247,724 shares issued and outstanding, actual; 1,000,000,000 shares authorized, pro forma and pro forma as adjusted; and 275,160,711 shares issued and outstanding, pro forma; and 300,160,711 shares issued and outstanding, pro forma as adjusted	102	275	300
Additional paid-in capital	—	3,288,727	3,641,690
Accumulated other comprehensive income (loss)	49,725	49,725	49,725
Accumulated deficit	(1,033,568)	(1,033,568)	(1,033,568)
Total stockholders’ equity (deficit)	(983,741)	2,305,159	2,658,147
Total capitalization	$4,523,843	$4,523,843	$4,561,831

DILUTION
If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share immediately after this offering. Dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.
Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our pro forma net tangible book value as of June 30, 2018 was $(1.4) billion, or $(4.96) per share, based on the total number of shares of our common stock outstanding as of June 30, 2018, after giving effect to the Class A Conversion and the Accrued Yield Conversion, which will occur, in each case immediately prior to the completion of this offering, as if such events had occurred on June 30, 2018 based on a conversion price of $19.00.

After giving effect to the sale by us of 25,000,000 shares of our common stock in this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2018 would have been $(1.0) billion, or $(3.37) per share. This represents an immediate increase in pro forma net tangible book value of $10.00 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $18.37 per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of June 30, 2018, before giving effect to this offering	$(13.38)
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of our common stock in this offering	10.00
Pro forma as adjusted net tangible book value per share immediately after the completion of this offering		(3.37)
Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering		$18.37
If the underwriters’ option to purchase additional shares is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering would be $(3.15) per share, and the dilution in pro forma net tangible book value per share to investors purchasing shares of our common stock in this offering would be $18.15 per share.
The following table presents, on a pro forma basis as of September 30, 2018 after giving effect to (i) the Class A Conversion and the Accrued Yield Conversion, and (ii) the sale by us of 25,000,000 shares of our common stock in this offering, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)		(in thousands)
Existing stockholders	284,942	91.9%	$2,691,612	87.8%	$9.45
Investors purchasing shares of our common stock in this offering	25,000	8.1	375,000	12.2	15.00
Totals	309,942	100.0%	$3,066,612	100.0%
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option. If the underwriters’ option to purchase additional shares were exercised in full, our existing stockholders would own 90.8% and the investors purchasing shares of our common stock in this offering would own 9.2% of the total number of shares of our capital stock outstanding immediately after completion of this offering.

Except as otherwise indicated in the Preliminary Prospectus, the number of shares of our common stock that will be outstanding after this offering is based on 284,942,149 shares of our common stock outstanding as of September 30, 2018, which includes (a) an aggregate 177,811,544 shares of common stock issuable upon the Class A Conversion and the Accrued Yield Conversion (each as defined below) as if such conversions had occurred as of September 30, 2018 based on a conversion price of $19.00 and, for purposes of calculating the Accrued Yield Conversion, the aggregate amount of accrued and unpaid dividends on our Class A Stock (as defined below) that we anticipate having as of October 18, 2018, and (b) 5,042,533 restricted stock awards issued to our directors, officers and other employees that are subject to vesting, and excludes:

•	3,204,400 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2018, having a weighted average exercise price of $1.66 per share;

•	497,833 shares of common stock reserved for issuance under the SolarWinds Corporation Equity Plan;

•
30,000,000 shares of common stock reserved for issuance under the SolarWinds Corporation 2018 Equity Incentive Plan, which has been adopted in connection with this offering and under which we intend to grant $109.8 million of equity awards based on the initial public offering price per share of our common stock in this offering, which would result in our granting equity awards with respect to 7,322,666 shares of common stock; and

•	3,750,000 shares of common stock reserved for issuance under the SolarWinds Corporation 2018 Employee Stock Purchase Plan.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING: GOLDMAN SACHS & CO. LLC, ATTN: PROSPECTUS DEPARTMENT, 200 WEST STREET, NEW YORK, NEW YORK 10282, TELEPHONE: 866-471-2526, FACSIMILE: 212-902-9316, E-MAIL: PROSPECTUS-NY@NY.EMAIL.GS.COM; J.P. MORGAN SECURITIES LLC, C/O BROADRIDGE FINANCIAL SOLUTIONS, 1155 LONG ISLAND AVENUE, EDGEWOOD, NEW YORK 11717, TELEPHONE: 866-803-9204; MORGAN STANLEY & CO. LLC, ATTENTION: PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014; OR CREDIT SUISSE SECURITIES (USA) LLC, ATTENTION: PROSPECTUS DEPARTMENT, ONE MADISON AVENUE, NEW YORK, NEW YORK 10010, TELEPHONE: 800-221-1037 OR BY EMAIL AT NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM.